UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Garmin Ltd.
(Name of Issuer)

Registered Shares
(Title of Class of Securities)

H2906T 109
(CUSIP Number)

March 20, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H2906T 109	Page 2 of 5 pages

1	Name of Reporting Person Ruey-Jeng Kao

2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization		Taiwan

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	8,769,925
	6	Shared Voting Power	360,000
	7	Sole Dispositive Power	8,769,925
	8	Shared Dispositive Power	360,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person		9,129,925

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☐

11	Percent of Class Represented by Amount in Row (9)		4.82%

12	Type of Reporting Person		IN

CUSIP No. H2906T 109	Page 3 of 5 pages

Item 1(a)	Name of Issuer: Garmin Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices: Mühlentalstrasse 2, 8200 Schaffhausen, Switzerland

Item 2(a)	Name of Person Filing: Ruey-Jeng Kao

Item 2(b)	Address of Principal Business Office or, if none, Residence: 14F., No. 76, Sec. 2, Dunhua S. Rd., Da An Dist., Taipei City 10683, Taiwan

Item 2(c)	Citizenship: Taiwan

Item 2(d)	Title of Class of Securities: Registered Shares

Item 2(e)	CUSIP Number: H2906T 109

Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [   ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [   ] Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [   ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [   ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [   ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [   ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [   ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [   ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [   ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. H2906T 109	Page 4 of 5 pages

Item 4.	Ownership

(a)	Amount beneficially owned:		9,129,925
(b)	Percent of class:		4.82%

(c)	Number of shares as to which the person has:

	(i)	sole power to vote or to direct the vote:	8,769,925 (1)
	(ii)	shared power to vote or to direct the vote:	360,000 (2)
	(iii)	sole power to dispose or to direct the disposition of:	8,769,925 (1)
	(iv)	shared power to dispose or to direct the disposition of:	360,000 (2)

(1)        The 8,769,925 Registered Shares are held by Karuna Resources Ltd. Ruey-Jeng Kao controls 100% of the voting and dispositive power over the Registered Shares held by Karuna Resources Ltd.

(2)        The 360,000 Registered Shares are held in a revocable trust established by Ruey-Jeng Kao. Ruey-Jeng Kao is deemed to share voting and dispositive power over the Registered Shares held in this trust.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. H2906T 109	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2019

By:	/s/ Ruey-Jeng Kao
Name:	Ruey-Jeng Kao